AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This Amended and Restated Expense Limitation Agreement (the “Agreement”) is made and entered into effective as of February 26, 2010, by and between the Tilson Focus Fund and the Tilson Dividend Fund (each a “Fund” and collectively the “Funds”), each a series of shares of the Tilson Investment Trust, a Delaware statutory trust (the “Trust”), and T2 Partners Management LP, a Delaware limited partnership (the “Advisor”) and is amending and restating in its entirety that certain Amended and Restated Expense Limitation Agreement (“Expense Limitation Agreement”) effective March 15, 2005 by and between the Funds and the Advisor.

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated April 22, 2004 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end investment company of the series type; and

WHEREAS, the Trust, on behalf of the Funds, and the Advisor have entered into an Amended and Restated Investment Advisory Agreement dated February 17, 2005, (“Advisory Agreement”), pursuant to which the Advisor provides investment advisory services to the Funds; and

WHEREAS, the Advisor has requested that the Expense Limitation Agreement be amended in order to modify and change the termination date and to confirm that “acquired fund fees and expenses” as defined in the Form N-1A instructions are excluded from the calculation of aggregate expenses incurred by the Funds in determining the applicable expense limit; and

WHEREAS, the Funds and the Advisor have determined that it is appropriate and in the best interests of the Funds and their shareholders to limit the expenses of the Funds, and, therefore, have entered into this Agreement, in order to maintain each Fund’s expense ratio within the Operating Expense Limit, as defined below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

(a) Applicable Expense Limit.  To the extent that the aggregate expenses of every character (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, investment advisory and/or variable performance incentive fees paid to the Advisor, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Funds’ business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by the Funds in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Advisor.

(b) Operating Expense Limit.  The maximum operating expense limit (“Operating Expense Limit”) in any year with respect to each Fund shall be the amount specified in Schedule A attached hereto based on a percentage of the average daily net assets of each Fund.

(c) Method of Computation.  To determine the Advisor’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of a Fund, the Advisor hereby authorizes the Fund to directly reduce the amount of the investment advisory fees to be paid for that month by the Fund by the appropriate amount necessary to reimburse the Excess Amount to the Fund.  If the Excess Amount exceeds the investment advisory fees for that month, the Advisor will then reimburse the Fund directly the difference between the Excess Amount and the amount of such reduced investment advisory fees.

(d) Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year during the term of this agreement, an adjustment payment shall be made by the appropriate party in order that the amount of the reduced investment advisory fees and other payments remitted by the Advisor to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.

2.	Term and Termination of Agreement.

This Agreement with respect to the Funds shall continue in effect until the last day of March, 2011, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement  (“Non-Interested Trustees”).  Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust.  Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

3.	Miscellaneous.

(a) Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

(c) Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to, the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

(d)           Counterparts.  This Agreement may be executed in one or more counterpart signatures (including facsimile signatures), each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same original instrument.

(e)           Applicable law.  This Agreement shall be construed in accordance with, and governed by, the substantive laws of the State of Delaware, without regard to the principles of the conflict of laws or the choice of laws.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers, thereunto duly authorized, as of the day and year first above written.

TILSON FOCUS FUND AND TILSON DIVIDEND FUND,
EACH A SERIES OF THE TILSON INVESTMENT
TRUST

[SEAL]         /s/ Jack E. Brinson
           By: Jack E. Brinson
              Title: Trustee

T2 PARTNERS MANAGEMENT LP

[SEAL]        /s/ Whitney R. Tilson
         By: Whitney R. Tilson
             Title: Managing Partner

SCHEDULE A
OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Operating Expense Limit
Tilson Focus Fund	0.45%
Tilson Dividend Fund	0.45%